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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K
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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

May 6, 2026
Date of Report (Date of earliest event reported)
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Penumbra, Inc.
(Exact name of registrant as specified in its charter)
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Delaware	001-37557	05-0605598
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. employer identification number)
One Penumbra Place
Alameda, CA 94502
(Address of principal executive offices, including zip code)

(510) 748-3200
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, Par value $0.001 per share	PEN	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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Item 5.07.	Submission of Matters to a Vote of Security Holders.
(a)On May 6, 2026, Penumbra, Inc. (the “Company”) held a special meeting of stockholders (the “Special Meeting”). Proxies for the Special Meeting were solicited pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended. At the close of business on March 26, 2026, the record date for the Special Meeting, there were 39,324,084 shares of the Company’s common stock, par value $0.001 per share, outstanding and entitled to vote, and 28,665,933 of such shares were present in person or by proxy at the Special Meeting, constituting a quorum for the transaction of business at the Special Meeting.

(b)At the Special Meeting, the Company’s stockholders voted on the following three proposals, each of which is described in more detail in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 1, 2026, and mailed to the Company’s stockholders commencing on April 1, 2026 (the “Proxy Statement”). The number of votes cast with respect to each proposal was as indicated below:

1)
Merger Proposal. A proposal to adopt the Agreement and Plan of Merger (the “Merger Agreement”), dated January 14, 2026, by and among the Company, Boston Scientific Corporation, a Delaware corporation (“Parent”), and Pinehurst Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent, was approved based on the following results of voting:

Votes For	Votes Against	Abstentions	Broker Non-Votes
28,564,786	85,334	15,813	N/A

2)
Advisory Compensation Proposal. A proposal to approve, on a non-binding, advisory basis, the compensation that the Company’s named executive officers will or may be eligible to receive in connection with the Merger, was approved based on the following results of voting:

Votes For	Votes Against	Abstentions	Broker Non-Votes
27,811,605	765,399	88,929	N/A

3)
Adjournment Proposal. A proposal to adjourn or postpone the Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment or postponement, there were not sufficient votes to approve the Merger Proposal or to ensure that any supplement or amendment to the Proxy Statement was timely provided to the Company's stockholders, received the following votes; however, because the Merger Proposal was approved, the Adjournment Proposal was not necessary.

Votes For	Votes Against	Abstentions	Broker Non-Votes
27,309,440	1,295,803	60,690	N/A

The approval of the Merger Proposal satisfies the condition to the consummation of the Merger that the Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of all outstanding shares of the Company’s common stock. Consummation of the Merger remains subject to the satisfaction or waiver of the other closing conditions set forth in the Merger Agreement, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of clearances or approvals (or the expiration or termination of applicable waiting periods) under the antitrust, competition or foreign investment laws of certain non-U.S. jurisdictions.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Penumbra, Inc.

Date: May 7, 2026	By:	/s/ Johanna Roberts
Johanna Roberts
Executive Vice President, General Counsel and Secretary